Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank Expands Chilean Presence

    SANTIAGO, Chile and TORONTO, Aug. 31 /CNW/ - Scotiabank today announced it has signed agreements to purchase 79 per cent of Banco del Desarrollo,
Chile's seventh largest bank for US$810 million. These agreements are the first stage in a plan to purchase up to 100 per cent of Banco del Desarrollo.
    The 79 per cent stake is to be purchased from Sociedad de Inversiones
Norte Sur S.A., a Chilean investment firm that holds 39 per cent of Banco del
Desarrollo, Credit Agricole S.A. of France, which holds 24 per cent of
Desarrollo, and Italian bank Intesa Sanpaolo S.P.A. (16 per cent). The agreements include provisions to adjust the price based on due diligence. As required by local rules, Scotiabank will be making a public share offering on the same terms and expects to acquire up to 100 per cent of Banco del
Desarrollo, which would be valued at US$1.03 billion.
    "This is a unique opportunity to increase our market penetration in one of the most developed and attractive markets in Latin America," said Rick
Waugh, Scotiabank President and CEO. "It is consistent with our overall strategy of driving sustainable revenue growth by building our presence in countries where we have existing operations."
    "Today's announcement is good news for the Chilean market and for micro, small and medium sized businesses," said Vicente Caruz Middleton, President of
Banco del Desarrollo. "We see this agreement as an opportunity for Banco del
Desarrollo to extend its horizons while staying faithful to its original mission and sharing Banco del Desarrollo's know-how and business model with an experienced international partner. The resulting benefits for clients will mean continued success well into the future."
    With total assets of more than US$5.1 billion, Banco del Desarrollo has a nationwide network of 74 branches and specialized skills in mid-market commercial lending, small business and micro business lending, and consumer finance. Scotiabank's Chilean subsidiary, Scotiabank Sud Americano, has total assets of US$3.5 billion and 57 branches providing services in retail banking and personal lending, wealth management, corporate and investment banking services, commercial lending and insurance. The combined operations will create Chile's sixth largest bank. The complementary nature of the two organizations should result in the vast majority of positions being maintained. Also, given the unique market segments, two brands will be maintained to continue to meet the individual banking needs of all customers.
    Banco del Desarrollo was founded with a mission to support community and social development by providing banking services to small and medium sized companies, community organizations and individuals entering the financial services market. Scotiabank shares Banco del Desarrollo's commitment to serving these markets and to helping all customers become financially better off.
    "In a market where there are scarce assets available for purchase, we are very pleased to be making this investment in a business that complements our existing Chilean franchise," added Mr. Waugh. "Scotiabank brings its core strengths in risk management, products, sales and service along with the capital strengths of a highly rated international bank and we welcome Banco del Desarrollo's expertise in small business and micro business lending, and consumer finance in the Chilean market. The merging of our two banks provides significant growth opportunities and will enable us to offer Chileans even more competitive products and services."
    Chile has had an investment grade credit rating since 1992 and has a competitive, well-capitalized banking system with a strong regulatory framework and supervisory system. The country's economy is marked by strong, stable growth, low inflation and fiscal and trade surpluses.
    Scotiabank first entered the Chilean market in 1990 with a 25 per cent stake in Banco Sud Americano. In 2000, it increased its ownership to 98.8 per cent and, in 2001, re-branded the subsidiary as Scotiabank Sud Americano.
    The agreements are subject to due diligence and regulatory approvals and the purchase is expected to close in November, 2007.

    Analyst Conference Call

    An analyst conference call will take place today at 10 a.m. and is expected to last approximately 30 minutes.

    Interested parties are invited to access the call live, in listen-only mode:
    Via telephone, at 416-915-5762 or toll-free in North America, at 1-800-733-7571 (please call five-to-15 minutes in advance);
    Via the Internet on the Investor Relations section of www.scotiabank.com

    About Scotiabank

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With almost 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some
50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With US$382 billion in assets (as at July 31, 2007), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Frank Switzer, Scotiabank, at (416) 866-7238,
frank_switzer(at)scotiacapital.com; Monica Guzman, Scotiabank, at (562) 692-6866,
mguzmanr(at)scotiabank.cl; or Maria Eugenia Larrain, Banco del Desarrollo, at
(562) 594-4000, mlarrain(at)imaginaccion.cl/
    (BNS. BNS)

CO:  Scotiabank

CNW 07:00e 31-AUG-07